UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                             SCHEDULE 13G

               Under the Securities Exchange Act of 1934


                           (Amendment No. )*


                      Delta Air Lines, Incorporated
                             (Name of Issuer)

                               Common Stock
                      (Title of Class of Securities)

                                247361108
                              (CUSIP Number)

                              April 30, 2004
         (Date of Event Which Requires Filing of this Statement)


heck the appropriate box to designate the rule pursuant to which this chedule is filed:
X] Rule 13d-1(b)
 ] Rule 13d-1(c)
 ] Rule 13d-1(d)


The remainder of this cover page shall be filled out for a reporting erson's initial filing on this form with respect to the subject class f securities, and for any subsequent amendment containing information hich would alter the disclosures provided in a prior cover page.

he information required in the remainder of this cover page shall not e deemed to be "filed" for the purpose of Section 18 of the Securities xchange Act of 1934 ("Act") or otherwise subject to the liabilities of hat section of the Act but shall be subject to all other provisions of he Act (however, see the Notes).



















USIP: 247361108                                                Page 1 of 8


 1   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Capital Group International, Inc.
     95-4154357

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
     INSTRUCTIONS)                                                 (a)

                                                                    (b)
 3   SEC USE ONLY



 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     California

             5   SOLE VOTING POWER

                  9,056,800


             6   SHARED VOTING POWER
 NUMBER OF
   SHARES         NONE
BENEFICIALL
 Y OWNED BY
             7   SOLE DISPOSITIVE POWER
    EACH
 REPORTING        13,270,390
   PERSON
   WITH:
             8   SHARED DISPOSITIVE POWER

                  NONE

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     13,270,390     Beneficial ownership disclaimed pursuant to Rule 13d-4

 10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     10.7%

 12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     HC






USIP: 247361108                                                Page 2 of 8
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 1   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Capital Guardian Trust Company
     95-2553868

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
     INSTRUCTIONS)                                                 (a)

                                                                    (b)
 3   SEC USE ONLY



 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     California

             5   SOLE VOTING POWER

                  6,811,600


             6   SHARED VOTING POWER
 NUMBER OF
   SHARES         NONE
BENEFICIALL
 Y OWNED BY
             7   SOLE DISPOSITIVE POWER
    EACH
 REPORTING        10,361,190
   PERSON
   WITH:
             8   SHARED DISPOSITIVE POWER

                  NONE

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,361,190     Beneficial ownership disclaimed pursuant to Rule 13d-4

 10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     8.3%

 12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IA  BK






USIP: 247361108                                                Page 3 of 8
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                  SECURITIES AND EXCHANGE COMMISSION
                         Washington, DC 20549

                             Schedule 13G
               Under the Securities Exchange Act of 1934


mendment No.

tem 1(a)     Name of Issuer:
       Delta Air Lines, Incorporated

tem 1(b)     Address of Issuer's Principal Executive Offices:
       P O Box 20706
       Atlanta, GA  30320-6001

tem 2(a)     Name of Person(s) Filing:
       Capital Group International, Inc. and Capital Guardian Trust
       Company

tem 2(b)     Address of Principal Business Office or, if none,
       Residence:
       11100 Santa Monica Blvd.
       Los Angeles, CA  90025

tem 2(c)     Citizenship:   N/A

tem 2(d)     Title of Class of Securities:
       Common Stock

tem 2(e)     CUSIP Number:
       247361108

tem 3     If this statement is filed pursuant to sections 240.13d-1(b)
       or 240.13d-2(b) or (c), check whether the person filing is a:
       (b)     [X]     Bank as defined in section 3(a)(6) of the Act
            (15 U.S.C. 78c).
       (e)      [X]     An investment adviser in accordance with
            section 240.13d-1(b)(1)(ii)(E).
       (g)     [X]     A parent holding company or control person in
            accordance with section 240.13d-1(b)(1)(ii)(G).

tem 4     Ownership

       Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

       See pages 2 and 3

       (a)    Amount beneficially owned:
       (b)    Percent of class:
       (c)    Number of shares as to which the person has:
       (i)    Sole power to vote or to direct the vote:
       (ii)   Shared power to vote or to direct the vote:
       (iii)  Sole power to dispose or to direct the disposition of:
       (iv)   Shared power to dispose or to direct the disposition of:

USIP: 247361108                                                Page 4 of 8
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       Capital Group International, Inc. ("CGII") is the parent holding company of a group of investment management companies that hold investment power and, in some cases, voting power over the securities reported in this Schedule 13G. The investment management companies, which include a "bank" as defined in Section 3(a)(6) of the Securities Exchange Act of 1934 (the "Act") and several investment advisers registered under Section 203 of the Investment Advisers Act of 1940, provide investment advisory and management services for their respective clients which include registered investment companies and institutional accounts. CGII does not have investment power or voting power over any of the securities reported herein. However, by virtue of Rule 13d-3 under the Act, CGII may be deemed to "beneficially own" 13,270,390 shares or 10.7% of the 124,016,000 shares of Common Stock believed to be outstanding.

       Capital Guardian Trust Company, a bank as defined in Section 3(a)(6) of the Act is deemed to be the beneficial owner of 10,361,190 shares or 8.3% of the 124,016,000 shares of Common Stock believed to be outstanding as a result of its serving as the investment manager of various institutional accounts.

       Shares reported by Capital Research and Management Company, include 75,890 shares resulting from the assumed conversion of $2,125,000 principal amount of the 8.00% Convertible Note expiring 6/3/23.

tem 5     Ownership of Five Percent or Less of a Class.  If this
       statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

tem 6     Ownership of More than Five Percent on Behalf of Another
       Person: N/A

tem 7     Identification and Classification of the Subsidiary Which
       Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

       1. Capital Guardian Trust Company is a bank as defined in
          Section 3(a)(6) of the Act and an investment adviser registered under Section 203 of the Investment Adviser Act of 1940, and a wholly owned subsidiary of Capital Group
          International, Inc.

       2. Capital International Limited (CIL) does not fall within any of the categories described in Rule 13d-1(b)(ii)(A-F) but its holdings of any reported securities come within the five percent limitation as set forth in a December 15, 1986 no-action letter from the Staff of the Securities and Exchange Commission to The Capital Group Companies, Inc. CIL is a wholly owned subsidiary of Capital Group International, Inc.





USIP: 247361108                                                Page 5 of 8



       3. Capital International S.A. (CISA) does not fall within any of the categories described in Rule 13d-1(b)(ii)(A-F) but its holdings of any reported securities come within the five percent limitation as set forth in a December 15, 1986 no-action letter from the Staff of the Securities and Exchange Commission to The Capital Group Companies, Inc. CISA is a wholly owned subsidiary of Capital Group International, Inc.

       4. Capital International Research and Management, Inc. dba
          Capital International, Inc. is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and is a wholly owned subsidiary of Capital Group International, Inc.

tem 8     Identification and Classification of Members of the Group:
       N/A

tem 9     Notice of Dissolution of Group:  N/A

tem 10     Certification

       By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

    Signature

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


       Date:          May 10, 2004

       Signature:     *David I. Fisher
       Name/Title:    David I. Fisher, Chairman
                      Capital Group International, Inc.

       Date:          May 10, 2004

       Signature:     *David I. Fisher
       Name/Title:    David I. Fisher, Chairman
                      Capital Guardian Trust Company








USIP: 247361108                                                Page 6 of 8



        *By    /s/ Michael Downer
               Michael Downer
               Attorney-in-fact

               Signed pursuant to a Power of Attorney dated January 30, 2003 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Capital Group International, Inc. on February 10, 2003 with respect to Acclaim Entertainment Inc.


















































USIP: 247361108                                                Page 7 of 8


                               AGREEMENT

                            Los Angeles, CA
                             May 10, 2004

  Capital Group International, Inc. ("CGII") and Capital Guardian rust Company ("CGTC") hereby agree to file a joint statement on chedule 13G under the Securities Exchange Act of 1934 (the "Act") in onnection with their beneficial ownership of Common Stock issued by elta Air Lines, Incorporated.

  CGII and CGTC state that they are each entitled to individually use chedule 13G pursuant to Rule 13d-1(c) of the Act.

  CGII and CGTC are each responsible for the timely filing of the tatement and any amendments thereto, and for the completeness and ccuracy of the information concerning each of them contained therein ut are not responsible for the completeness or accuracy of the nformation concerning the others.



                CAPITAL GROUP INTERNATIONAL, INC.

                BY:              *David I. Fisher
                                 David I. Fisher, Chairman
                                   Capital Group International,
                                   Inc.


                CAPITAL GUARDIAN TRUST COMPANY

                BY:              *David I. Fisher
                                 David I. Fisher, Chairman
                                   Capital Guardian Trust Company


By  /s/ Michael Downer
    Michael Downer
     Attorney-in-fact

     Signed pursuant to a Power of Attorney dated January 30, 2003 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Capital Group International, Inc. on February 10, 2003 with respect to Acclaim Entertainment Inc.
















USIP: 247361108                                                Page 8 of 8